UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
STELLANTIS N.V.

(Exact name of the registrant as specified in its charter)

Netherlands	001-36675	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Singaporestraat 92-100 1175 RA Lijnden The Netherlands	Not applicable
(Address of principal executive offices)	(Zip Code)

Giorgio Fossati General Counsel +31 20 3421 707

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Our Conflict Minerals Report for the calendar year ended December 31, 2020 is filed as Exhibit 1.01 to this Form SD and is publicly available at https://www.stellantis.com/en/investors/reporting/sec-filings. The website and its content are not incorporated by reference into this report.

Item 1.02 Exhibit

Our Conflict Minerals Report for the calendar year ended December 31, 2020 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits

Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2021	Stellantis N.V. (Registrant)

/s/ Giorgio Fossati
Giorgio Fossati
General Counsel